

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 16, 2009

Mail Stop 4631

Ms. Heidi M. Wilson, Vice President,
   General Counsel and Secretary
Tennant Company
701 North Lilac Drive, P.O. Box 1452
Minneapolis, Minnesota 55440

Re: Tennant Company
        Amendment No. 1 to Registration Statement on Form S-3
        Filed November 3, 2009
        File No. 333-160887
        Form 10-K for Fiscal Year Ended December 31, 2008
        Form 10-Q for the Fiscal Quarter Ended March 31, 2009
        File No. 1-16191

Dear Ms. Wilson:

We have reviewed your filings and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

Exhibit 5(a) – Opinion of Faegre & Benson LLP

1. As previously requested, please revise the opinion to reflect in paragraph 5 on page 3 that the common stock has associated rights to purchase Series A Junior Participating Preferred Stock to be issued pursuant to a Rights Agreement dated as of November 10, 2006.

Form 10-Q for the period ended March 31, 2009

6. Goodwill and Intangible Assets, page 9

2. We have read your response to comment 26 in our letter dated August 27, 2009. You have told us that in the future, if you are in a situation where you have limited excess fair value over carrying value for one or more of your reporting units, you will disclose additional information at that time. We note such additional information has not been included in the September 30, 2009 Form 10-Q. However, based on the information you have supplementally provided us in Exhibit B, it appears that one of your reporting units that has goodwill allocated to it has limited excess fair value over carrying value after the March 31, 2009 goodwill impairment. Therefore, for this reporting unit whose estimated fair value is not substantially in excess of the carrying value, and to the extent that goodwill for this reporting unit could materially impact your operating results, please provide the following disclosures in future filings:

- The percentage by which fair value exceeds the carrying value as of the most recent step-one test.
- The amount of goodwill.
- A description of the assumptions that drive the estimated fair value.
- A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.
- A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for your other reporting units, please disclose this determination in future filings. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patricia Do, Accountant at (202) 551-3743 or Terence O'Brien, Accounting Branch Chief at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact me at (202) 551-3766 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Sonia A. Shewchuk
        Faegre & Benson LLP
        2200 Wells Fargo Center
        90 South Seventh Street
        Minneapolis, Minnesota 55402-3901